
June 26, 2023

Alvin Murstein
Chief Executive Officer
Medallion Financial Corp.
437 Madison Avenue, 38th Floor
New York, New York 10022

> **Re:** **Medallion Financial Corp.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2023**
> **File No. 333-272806**

Dear Alvin Murstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance